Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205273

PROSPECTUS

TRANS-LUX CORPORATION

1,672,589 Subscription Rights to Purchase Shares of Series B Convertible Preferred Stock at $200.00 per Share
50,684 Shares of Series B Convertible Preferred Stock
1,196,143 Shares of Common Stock

Trans-Lux Corporation is distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 50,684 shares of our Series B Convertible Preferred Stock, which we refer to as the Series B Preferred, at a subscription price of $200.00 per share. The Series B Preferred carries a 6.0% cumulative annual dividend on the Stated Value of $200.00 per share and will be convertible into shares of our common stock at an initial conversion price of $10.00 per share, representing a conversion ratio of 20 shares of common stock for each share of Series B Preferred held at the time of conversion, subject to adjustment.

You will receive one subscription right for each share of common stock owned at 5:00 p.m., Eastern Time, on October 12, 2015, the record date for the rights offering. 33 subscription rights will entitle you to purchase one share of our Series B Preferred at a subscription price of $200.00 per whole share, which we refer to as the basic subscription right. If you fully exercise your basic subscription right and other stockholders do not fully exercise their basic subscription rights, you may also exercise an over-subscription right to purchase, at the same price, the additional shares of Series B Preferred that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of Series B Preferred among persons exercising this over-subscription right. We will not issue fractional shares of Series B Preferred. If the number of subscription rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share. If all of the basic subscription rights are exercised, the total purchase price of the shares offered in the rights offering would be approximately $10.1 million. The subscription rights may not be sold, transferred or assigned.

The subscription rights will expire if they are not exercised before 5:00 p.m., Eastern Time, on November 4, 2015, the expiration date for the rights offering, unless we extend the rights offering period. We reserve the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. You should carefully consider whether to exercise your subscription rights before the expiration date. All exercises of subscription rights are irrevocable, even if the rights offering is extended by our Board of Directors. Our Board of Directors may cancel the rights offering at any time before its expiration for any reason. If the rights offering is cancelled, all subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Our Board of Directors is not making any recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering.

The closing price of our common stock on October 12, 2015 was $3.75.  Our common stock is quoted on the OTC Pink under the symbol “TNLX.” The subscription rights issued in the rights offering will not be listed for trading on any stock exchange or market.

The purchase of subscription rights and the exercise of subscription rights for shares of Series B Preferred involve risks. See “Risk Factors” beginning on page 15 of this prospectus as well as the risk factors and other information contained in any documents we incorporate by reference into this prospectus before exercising your subscription rights. See “Incorporation by Reference” and “Available Information” on page 52 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 14, 2015.

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that you may obtain from other sources. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the subscription rights.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our Series B Preferred in any state or jurisdiction (within or outside the United States) where it would not be lawful or where the person making the offer is not qualified to do so.  We are not seeking to register this offering in any state, and instead intend to rely on applicable offering exemptions under state securities laws (in some cases subject to notice filings).  We are not aware of an applicable offering exemption in the states of Arizona and California.  Accordingly, persons residing in such states are not permitted to participate in this offering.

As used in this prospectus, “Trans-Lux,” the “Company,” “we,” “us,” and “our” refer to Trans-Lux Corporation and its subsidiaries.

As permitted under the rules of the Securities and Exchange Commission (the “SEC”), this prospectus incorporates important business information about the Company that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Incorporation by Reference” and “Available Information” in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statement that is not a statement of historical fact should be considered a forward-looking statement. We often use words or phrases of expectation or uncertainty like “believe,” “anticipate,” “plan,” “expect,” “intent,” “project,” “future,” “may,” “will,” “could,” “would” and similar words to help identify forward-looking statements. Examples of forward-looking statements include statements regarding our future financial results, operating results, business strategies, projected costs, product development or future sales, competitive positions and plans and objectives of management for future operations.

We have based these forward-looking statements on our current expectations and projections about future events. However, they are subject to various risks and uncertainties, many of which are outside our control, including the circumstances described in the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2014.  Accordingly, our actual results or financial condition could differ materially and adversely from those discussed in, or implied by, these forward-looking statements. We caution you not to place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date on which it is made, and, except to the extent required by federal securities laws, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights specific information included elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the subscription rights or Series B Preferred, and it is qualified in its entirety by the more detailed information included in this prospectus. To understand the rights offering fully, you should carefully read this entire prospectus, including the risks discussed under the “Risk Factors” section, our financial statements and related notes and the other information incorporated by reference herein as described under “Incorporation by Reference.”

The Company
Trans-Lux is a leading supplier of LED technology for high resolution video displays and lighting applications.  The essential elements of these systems are the real-time, programmable digital displays and lighting fixtures that we design, manufacture, distribute and service.  Designed to meet the digital signage solutions for any size venue’s indoor and outdoor needs, these displays are used primarily in applications for the financial, banking, gaming, corporate, advertising, transportation, entertainment and sports markets.  The Company’s LED lighting fixtures offer energy-saving lighting solutions that feature a comprehensive offering of the latest LED lighting technologies that provide facilities and public infrastructure with “green” lighting solutions that emit less heat, save energy and enable creative designs.  Our principal executive offices are located at 445 Park Avenue, Suite 2001, New York, NY 10022, where our telephone number is (800) 243-5544.

Subscription Rights
We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 50,684 shares of our Series B Preferred. You will receive one subscription right for each share of common stock owned on the record date. 33 subscription rights will entitle you to purchase one share of our Series B Preferred.

Securities Offered
Each share of Series B Preferred carries a 6.0% cumulative annual dividend on the Stated Value of $200.00 per share; will be convertible into shares of our common stock at an initial conversion price of $10.00 per share, representing a conversion ratio of 20 shares of common stock for each share of Series B Preferred held at the time of conversion, subject to adjustment; may be subject to mandatory conversion after three years, or as early as one year under certain circumstances; and will have a priority upon liquidation equal to the greater of $200.00 per share and the amount payable on the number of shares of common stock into which a share of Series B Preferred would have been converted. See “Description of Capital Stock — Preferred Stock — Series B Convertible Preferred Stock” on page 41 for more information about the terms of the Series B Preferred. Shares of Series B Preferred will be issued only in book-entry form.

Subscription Price	$200.00 per whole share of Series B Preferred, payable in cash. To be effective, any payment for the exercise of a right must clear before the expiration of the rights offering.

Basic Subscription Right
33 subscription rights will entitle you to purchase one share of our Series B Preferred at a subscription price of $200.00 per share, which we refer to as the basic subscription right. See “The Rights Offering — The Subscription Rights — Basic Subscription Right” on page 26 for more information.

Over-Subscription Right
If you fully exercise your basic subscription right and other stockholders do not fully exercise their basic subscription rights, you may also exercise an over-subscription right to purchase additional shares of Series B Preferred that remain unsubscribed at the expiration of the rights offering, subject to availability. If the number of unsubscribed shares is not sufficient to satisfy all of the properly exercised over-subscription rights requests, the available shares will be prorated among those who properly exercised over-subscription rights in proportion to their respective basic subscription rights. See “The Rights Offering — The Subscription Rights — Over-Subscription Right” on page 26 for more information.

Record Date	5:00 p.m., Eastern Time, on October 12, 2015.
Expiration Date
5:00 p.m., Eastern Time, on November 4, 2015.  We reserve the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so.

Use of Proceeds
We intend to use the net proceeds from the rights offering for the repayment of certain debt and for payment of certain required contributions under our defined benefit pension plan. We intend to use the remainder of the net proceeds for general corporate purposes. See “Use of Proceeds” on page 25 for more information.

Non-Transferability of Subscription Rights	The subscription rights issued in the rights offering are non-transferable and may not be sold, transferred or assigned and will not be listed for trading on any stock exchange or market.
No Board Recommendation
Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” on page 15 for a discussion of some of the risks involved in investing in our common stock.

No Revocation
All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our Board of Directors. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our Series B Preferred at a subscription price of $200.00 per share.

U.S. Federal Income Tax Considerations
For U.S. federal income tax purposes, you will not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax law, in which case you may recognize taxable income upon receipt of the subscription rights. We believe that the rights offering will not be part of a disproportionate distribution. The disproportionate distribution rules are complicated, however, and their application is uncertain. This position is not binding on the Internal Revenue Service, or the courts and accordingly, it is possible that the Internal Revenue Service could challenge this position. You may be required to allocate a portion of your tax basis in your common stock to the subscription rights we distribute to you in the offering, depending on the value of the subscription rights. For further information, please see “Material U.S. Federal Income Tax Consequences” beginning on page 45. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and the disposition or exercise of subscription rights and the receipt, ownership and disposition of Series B Preferred.

Extension, Cancellation and Amendment
We reserve the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. If we elect to extend the expiration of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. Our Board of Directors may cancel the rights offering at any time before its expiration for any reason. If the rights offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.  Our Board of Directors also reserves the right to amend the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments may include a change in the subscription price, although no such change is presently contemplated. If we should make any fundamental change to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC. In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date.  See “The Rights Offering — Expiration Date, Extension, and Amendments” on page 32 for more information.

Procedures for Exercising Rights
To exercise your subscription rights, you must complete the rights certificate and deliver it to the Subscription Agent, together with full payment for all the subscription rights you elect to exercise under the basic subscription right and over-subscription right. See “The Rights Offering” beginning on page 26 for detailed information on the procedure and requirements for exercising your subscription rights. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested. If you cannot deliver your rights certificate to the Subscription Agent before the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures” on page 31.

No Minimum Subscription Requirement	There is no minimum subscription requirement. We will consummate the rights offering regardless of the amount raised from the exercise of basic and over-subscription rights by the expiration date.
Subscription Agent	Continental Stock Transfer & Trust Company
Information Agent	Morrow & Co., LLC
Shares Outstanding Before the Rights Offering	1,672,589 shares of our common stock and no shares of Series B Preferred were issued and outstanding on October 12, 2015.
Shares Outstanding After Completion of the Rights Offering
Assuming that all shares of Series B Preferred offered hereby are issued, we expect 50,684 shares of our Series B Preferred will be outstanding immediately after completion of the rights offering, which shares would be convertible into a total of 1,013,680 shares of common stock.

Fees and Expenses	We will pay the fees and expenses we incur related to the rights offering.
OTC Pink Trading Symbol of our Common Stock	Our common stock is quoted on OTC Pink under the symbol “TNLX.”
Questions
If you have any questions about the rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the Information Agent, Morrow & Co., LLC, by email at tnlx.info@morrowco.com or by telephone at (800) 662-5200.  Banks and brokerage firms also may contact Morrow & Co., LLC at (203) 658-9400.

Risk Factors
Before you purchase subscription rights or invest in the rights offering, you should be aware that there are risks associated with these transactions, including the risks described in the section entitled “Risk Factors” beginning on page 15 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2014. You should carefully read and consider these risk factors together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase subscription rights or to exercise your subscription rights to purchase shares of Series B Preferred.

INFORMATION ABOUT TRANS-LUX

Trans-Lux is a leading supplier of LED technology for high resolution video displays and lighting applications.  The essential elements of these systems are the real-time, programmable digital displays and lighting fixtures that we design, manufacture, distribute and service.  Designed to meet the digital signage solutions for any size venue’s indoor and outdoor needs, these displays are used primarily in applications for the financial, banking, gaming, corporate, advertising, transportation, entertainment and sports markets.  The Company’s LED lighting fixtures offer energy-saving lighting solutions that feature a comprehensive offering of the latest LED lighting technologies that provide facilities and public infrastructure with “green” lighting solutions that emit less heat, save energy and enable creative designs.  The Company operates in two reportable segments: Digital display sales; and Digital display lease and maintenance.

The Digital display sales segment includes worldwide revenues and related expenses from the sales of both indoor and outdoor digital display signage and LED lighting solutions.  This segment includes the financial, government/private, gaming, scoreboards and outdoor advertising markets.  The Digital display lease and maintenance segment includes worldwide revenues and related expenses from the lease and maintenance of both indoor and outdoor digital display signage.  This segment includes the lease and maintenance of digital display signage across all markets.

Detailed information about our results of operations and financial condition is included in our periodic reports filed with the SEC. See “Incorporation by Reference” and “Available Information” on page 52 for additional information.

Trans-Lux is a Delaware corporation incorporated on February 5, 1920. Our common stock is quoted on OTC Pink under the symbol “TNLX.” Our principal executive offices are located at 445 Park Avenue, Suite 2001, New York, NY 10022, where our telephone number is (800) 243-5544. Our internet address is www.Trans-Lux.com. The information contained on our website is not part of, and is not incorporated into or included in, this prospectus.

Recent Developments

Set forth below are certain unaudited preliminary estimates of our results of operations for the three and nine month periods ended September 30, 2015.

For the three month period ended September 30, 2015:

•	Revenue is expected to be approximately $8.1 million, up from $6.1 million in the same quarter of 2014.

•	EBITDA is expected to be approximately $0.9 million, as compared to EBITDA of $0.4 million in the same quarter of 2014.

•	Net income is expected to be approximately $0.2 million ($0.13 per share), compared with a net loss of $0.4 million (loss of $0.25 per share) in the same quarter of 2014.

For the nine month period ended September 30, 2015:

•	Revenue is expected to be approximately $18.5 million, which is flat as compared to the same period of 2014.

•	EBITDA is expected to be approximately $1.0 million, as compared to negative EBITDA of $0.5 million in the same period of 2014.

•	Net loss is expected to be approximately $1.0 million (loss of $0.63 per share), compared with a net loss of $3.1 million (loss of $2.43 per share) in the same period of 2014.

The improved operating results primarily were the result of higher revenues and lower selling, general and administrative expenses.

EBITDA is a non-GAAP measure. The following table sets forth a reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure, for the three and nine month periods ended September 30, 2015.

RESULTS OF OPERATIONS
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
(In thousands, except per share data)	2015	2014	2015	2014

Revenues	$8,150	$6,123	$18,548	$18,488

Net income (loss)	$215	$(407)	$(1,048)	$(3,073)

Calculation of EBITDA(1):
Net income (loss)	$215	$(407)	$(1,048)	$(3,073)
Interest expense, net	87	49	210	189
Income tax expense	-	8	8	24
Depreciation and amortization	637	783	1,874	2,348
Total EBITDA	939	433	1,044	(512)

Income (loss) per share - basic and diluted	$0.13	$(0.25)	$(0.63)	$(2.43)
Average common shares outstanding - basic and diluted	1,673	1,642	1,673	1,264

(1)
EBITDA is defined as earnings before effect of interest, income taxes, depreciation and amortization.  EBITDA is presented here because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness.  However, EBITDA should not be considered as an alternative to net income or cash flow data prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity.  The Company's measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

We have not yet finalized our financial statement preparation for the three and nine months ended September 30, 2015.  In connection with the finalization process, we may identify items that would require us to make adjustments to our preliminary financial results for the three month period ended September 30, 2015 above.  As a result, our financial results for the three and nine month periods ended September 30, 2015 could be different from those set forth above and those differences could be material.  Our consolidated financial statements for the three and nine month periods ended September 30, 2015 will not be available until after the expiration date of the rights offering, and consequently, will not be available to you prior to investing in the Series B Preferred.  Results for historical periods are not necessarily indicative of future results and therefore investors should not place undue reliance on our preliminary financial results for the three and nine month periods ended September 30, 2015.  The above preliminary financial data has been prepared by, and is the responsibility of, our management.  BDO USA, LLP, our independent registered public accounting firm, has not audited, reviewed or performed any procedures with respect to such preliminary financial data.  Accordingly, BDO USA, LLP does not express an opinion or any other form of assurance with respect thereto.  Investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided or our performance in future periods.

On September 9, 2015, the SEC issued a Cease-and-Desist Order pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the “Exchange Act) stating that Mr. Salvatore Zizza, Vice Chairman of the Company and Chairman of the Company’s Audit Committee, made certain representations in 2009 to the independent auditor of General Employment Enterprises, Inc. (“GEE”) that were materially misleading because Mr. Zizza should have known that an assignment of a $2.3 million certificate of deposit by GEE to another entity was a related party transaction and thus required disclosure in publicly filed documents as such.  In a separate Settlement Agreement entered into by Mr. Zizza and the SEC and as stated in the Order, Mr. Zizza neither admitted or denied the findings made in the Order.  The Order provides that Mr. Zizza violated Rule 13b2-2 of the Exchange Act which prohibits officers and directors of a company from directly or indirectly making materially false or misleading statements or omissions in connection with an audit, and Mr. Zizza agreed to pay a $150,000 fine.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, the shares of our Series B Preferred offered hereby and our business. We urge you to read this entire prospectus, our financial statements and related notes and the other information incorporated by reference herein as described under “Incorporation by Reference.”

What is the rights offering?

We are distributing to holders of our common stock, at no charge, non-transferable subscription rights to purchase shares of our Series B Preferred. We have granted to you, as a stockholder on the record date, one subscription right for each share of common stock owned at that time. If you hold your shares in the name of a broker, bank or other nominee who uses the services of the Depository Trust Company (“DTC”), DTC will issue one subscription right to the nominee for each share of our common stock you own at the record date. The subscription rights will be evidenced by rights certificates. Each subscription right will entitle the holder to a basic subscription right and an over-subscription right.

Why are we conducting the rights offering?

We are conducting the rights offering to raise capital for repayment of certain debt, for payment of certain required contributions under our defined benefit pension plan, and for general corporate purposes. See “Use of Proceeds.”

How were the subscription price and conversion price determined?

In determining the subscription price for exercising the rights, as well as the conversion price at which shares of Series B Preferred may be converted to common stock, our Board of Directors (our “Board”) considered a number of factors, including the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, the terms of the Series B Preferred and our need for liquidity and capital. The subscription price and the conversion price are not necessarily related to our book value, net worth or any other established criteria of value.

What is the basic subscription right?

The basic subscription right gives our stockholders the opportunity to purchase shares of our Series B Preferred at a subscription price of $200.00 per whole share. 33 subscription rights will entitle you to purchase one share of our Series B Preferred. You may exercise all or a portion of your basic subscription rights, or you may choose not to exercise any subscription rights. We will not issue fractional shares of Series B Preferred. If the number of subscription rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share. See “The Rights Offering — The Subscription Rights — Basic Subscription Right.”

What is the over-subscription right?

If you fully exercise your basic subscription right and other stockholders do not fully exercise their basic subscription rights, you may also exercise an over-subscription right to purchase additional shares of Series B Preferred that remain unsubscribed at the expiration of the rights offering, subject to availability. To the extent the number of unsubscribed shares is not sufficient to satisfy all of the properly exercised over-subscription rights requests, the available shares will be prorated among those who properly exercised over-subscription rights in proportion to their respective basic subscription rights.

In order to properly exercise your over-subscription right, you must deliver the subscription payment for exercise of your over-subscription right before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares before the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription right, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of Series B Preferred available, assuming that no stockholder other than you has purchased any shares of our Series B Preferred pursuant to their basic subscription right and over-subscription right. See “The Rights Offering — The Subscription Rights — Over-Subscription Right.”

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights in full, upon conversion of any shares of Series B Preferred or payment of any dividend thereon in shares of common stock, your percentage ownership of our common stock may decrease and your voting and other rights may be diluted. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the over-subscription right.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed for trading on any stock exchange or market. Rights certificates may only be completed by the stockholder who receives them.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time beginning on the date of this prospectus and before the expiration of the rights offering, which is on November 4, 2015, at 5:00 p.m., Eastern Time. See “The Rights Offering” for detailed information on the procedure and requirements for exercising your subscription rights. If you elect to exercise any rights, the Subscription Agent must actually receive all required documents from you, and your payment must have cleared, before that time. Although we reserve the option of extending the expiration of the rights offering for a period not to exceed 30 days, we currently do not intend to do so.

How do I exercise my subscription rights? What forms and payment are required to purchase the shares of our Series B Preferred?

If you wish to participate in the rights offering, please deliver payment to the Subscription Agent using one of the methods outlined under “The Rights Offering — Method of Exercising Subscription Rights” and “— Form of Payment” in this prospectus, which payment must have cleared, before 5:00 p.m., Eastern Time, on November 4, 2015; and deliver a properly completed rights certificate to the Subscription Agent before 5:00 p.m., Eastern Time, on November 4, 2015.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our Board. However, if we amend the rights offering to make a material change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our Series B Preferred at a subscription price of $200.00 per share.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, bank or other nominee?

If you hold your shares of our common stock in the name of a broker, bank or other nominee, your broker, bank or other nominee is the “record holder” of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of our Series B Preferred you wish to purchase.

If you wish to participate in the rights offering and purchase shares of our Series B Preferred, contact the record holder of your shares promptly. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

What will happen if I do not exercise my subscription rights?

If you do not exercise any subscription rights, the number of shares of our common stock you own will not change.  However, because each share of Series B Preferred will be convertible into 20 shares of our common stock, subject to anti-dilution adjustments, the conversion of some or all of the Series B Preferred will dilute the ownership interest of our other common stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding shares of our common stock.

Are there risks in exercising my subscription rights?

Yes. Exercising your subscription rights involves the purchase of shares of our Series B Preferred and should be considered as carefully as you would consider any other equity investment. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that anyone purchasing Series B Preferred at the subscription price will be able to sell those shares, or the shares of common stock into which the Series B Preferred is convertible, in the future at the same price or a higher price. Among other things, you should carefully consider the risks described under the headings “Risk Factors” in this prospectus and the documents incorporated by reference herein.

When and how will I receive my shares of Series B Preferred?

Shares of Series B Preferred purchased in the rights offering will be issued only in book-entry form (i.e., no physical stock certificates will be issued). If you are the holder of record of our common stock (whether you hold share certificates or your shares are maintained in book-entry form by our transfer agent), you will receive a statement of ownership reflecting the shares of Series B Preferred purchased in the offering in the Direct Registration System (“DRS”) as soon as practicable after the expiration of the rights offering. If your shares of common stock are registered in “street name,” that is, in the name of a broker, bank or other nominee, your shares of Series B Preferred will be issued to the same account, and you may request a statement of ownership from the nominee following the expiration of the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The Subscription Agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable. If you own shares in “street name,” the Subscription Agent will return payments to the record holder of the shares.

How do I exercise my subscription rights if I live outside the United States?

We will not mail this prospectus or the rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The Subscription Agent will hold the rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the Subscription Agent and timely follow the procedures described in “The Rights Offering — Foreign Stockholders.”

What fees or charges apply to me if I exercise rights?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising subscription rights?

For U.S. federal income tax purposes, you will not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax rules (in which case you may recognize taxable income upon receipt of the subscription rights). We believe that the rights offering will not be part of a disproportionate distribution but certain aspects of that determination are unclear. This position is not binding on the Internal Revenue Service (the “IRS”) or the courts, however. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and exercise of subscription rights and the receipt, ownership and disposition of Series B Preferred. For further information, please see “Material United States Federal Income Tax Consequences.”

Are we requiring a minimum subscription to complete the rights offering?

No.

Are there any conditions to completing the rights offering?

No.

Will our directors and officers participate in the rights offering?

All holders of our common stock as of the record date for the rights offering will receive, at no charge, non-transferable subscription rights to purchase shares of our Series B Preferred as described in this prospectus. To the extent that our directors and officers held shares of our common stock as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering. Marco Elser and Yaozhong Shi, our directors, have indicated that they, or entities affiliated with them, intend to purchase shares of Series B Preferred in the rights offering. Other directors and officers have not indicated to us whether they will purchase shares of Series B Preferred in the rights offering.

Has the Board made a recommendation to our stockholders regarding the rights offering?

No.  Our Board does not make any recommendation to stockholders regarding the exercise of rights under the rights offering. You should make an independent investment decision about whether or not to exercise your rights.

How much money will the Company receive from the rights offering?

Assuming all the shares of Series B Preferred offered are sold, the gross proceeds from the rights offering will be approximately $10.1 million.

Can the Board extend, cancel or amend the rights offering?

Yes. We reserve the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our Board may cancel the rights offering at any time before the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

Although we do not presently intend to do so, we reserve the right to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such amendments or modifications may include a change in the subscription price, although no such change is presently contemplated. If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel their subscriptions, issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC. In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes and the new expiration date.

Will there be a trading market for my shares of Series B Preferred?

There is currently no market for the Series B Preferred. You may have difficulty selling your Series B Preferred should you decide to do so. Conversion into the underlying shares of our common stock and sale of those shares may be the only way for you to liquidate your investment in any shares of Series B Preferred.

When can I convert my shares of Series B Preferred into shares of common stock?

Holders of shares of Series B Preferred can elect to convert all or a portion of their shares of Series B Preferred into shares of our common stock at any time. Shares of Series B Preferred will be convertible into shares of our common stock by dividing the Stated Value per share by a conversion price of $200.00 per share, representing a conversion ratio of 20 shares of common stock for each share of Series B Preferred held at the time of conversion, subject to adjustment.

Does the Company have an option to effect a mandatory conversion of my shares of Series B Preferred into shares of common stock?

Yes.  We shall have the right to cause all (but not less than all) outstanding shares of Series B Preferred Stock to be automatically converted into shares of common stock at any time after the earlier of (i) such date after the first anniversary of the initial issue date of the Series B Preferred that the closing price of our common stock has been greater than or equal to $15.00 per share (subject to adjustment) for 30 consecutive trading days, and (ii) the third anniversary of the initial issue date of the Series B Preferred.

Will I receive dividends on my shares of Series B Preferred and when will such payments be made?

The Series B Preferred carries a 6.0% cumulative non-compounding annual dividend on the Stated Value of $200.00 per share. The dividends are payable semiannually in cash or in shares of common stock in our sole discretion.

How does the Series B Preferred vote?

Holders of shares of Series B Preferred will be entitled to vote, together with the holders of our common stock and not as a separate class, on all matters submitted to holders of our common stock.  Holders of shares of Series B Preferred will be entitled to 20 votes for each share of Series B Preferred owned at the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.

Whom should I contact if I have other questions?

If you have other questions or need assistance, please contact the Information Agent, Morrow & Co., LLC, by email at tnlx.info@morrowco.com or by telephone at (800) 662-5200.  Banks and brokerage firms also may contact Morrow & Co., LLC at (203) 658-9400.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference into this prospectus, including the other risks and information contained in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and any risks described in our other filings with the SEC before making a decision to invest in the Series B Preferred.

The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Rights Offering

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock or the Series B Preferred.

In determining the subscription price, our Board considered a number of factors, including the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, the terms of the Series B Preferred and our need for liquidity and capital. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value.

The conversion price for the Series B Preferred is also not necessarily an indication of the fair value of our common stock.

Each share of Series B Preferred will be convertible into shares of our common stock at an initial conversion price of $10.00 per share of common stock. That price, which is subject to adjustment, represents a conversion ratio of 20 shares of common stock for each share of Series B Preferred held at the time of conversion. It was set by our Board based on a number of factors and is not necessarily related to our book value, net worth or any other established criteria of value.  We can give no assurance that the market price of our common stock will ever exceed the conversion price of the Series B Preferred.

We may cancel the rights offering at any time before its expiration, and neither we nor the Subscription Agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide to cancel the rights offering before its expiration date. If the rights offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all payments received by the Subscription Agent for the exercise of subscriptions will be returned, without interest, as soon as practicable.  Neither we nor the Subscription Agent will have any further obligation to you in that case, including but not limited to any obligation to reimburse you for any amount you have paid to purchase subscription rights that are no longer exercisable.

The subscription rights are non-transferable and thus there will be no market for them.

You may not sell, transfer or assign your subscription rights to anyone else. We do not intend to list the subscription rights on any securities exchange or any other trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with them. As the number of shares that you may purchase in the rights offering will be rounded down to the nearest whole share and the subscription rights are non-transferable, if you own fewer than 33 shares, you will not be able to purchase any shares in the rights offering or otherwise realize any value associated with the subscription rights.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Stockholders that wish to purchase shares of Series B Preferred in the rights offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent before the expiration of the rights offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, bank or other nominee acts for you and that all required forms and payments are actually received by the Subscription Agent before the expiration of the rights offering. We are not responsible if your broker, bank or other nominee fails to ensure that all required forms and payments are actually received by the Subscription Agent before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering before the expiration of the rights offering, the Subscription Agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our Subscription Agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

If the rights offering is consummated, your relative ownership interest may experience significant dilution.

To the extent that you do not exercise your subscription rights, or that you exercise your subscription rights but do not convert your shares of Series B Preferred into common stock, and the Series B Preferred held by other stockholders is converted into common stock, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the rights and conversion of the Series B Preferred will be diluted.  Similarly, to the extent that you do not exercise your subscription rights, or that you convert your shares of Series B Preferred into shares of common stock, your percentage ownership interest in our company will be diluted to the extent that we elect to pay dividends on the Series B Preferred in shares of common stock.

The tax treatment of the rights offering is somewhat uncertain and it may be treated as a taxable event to our stockholders.

If the rights offering is deemed to be part of a “disproportionate distribution” under section 305 of the Internal Revenue Code, our stockholders may recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering depending on our current and accumulated earnings and profits and our stockholders’ tax basis in our common stock. A “disproportionate distribution” is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock and an increase in the proportionate interest of other stockholders in a company’s assets or earnings and profits.  The disproportionate distribution rules are complicated and their application is uncertain. Please see “Material U.S. Federal Income Tax Consequences” for further information.

If you exercise the subscription rights, your tax liability may exceed the cash you receive while you own Series B Preferred.

We may declare and pay all dividends on Series B Preferred in additional shares of our common stock rather than in cash. We expect any such distribution to be tax-free. However, this expectation is based in part on expected future circumstances that could change. Furthermore, the IRS may disagree with our position and take the position that distributions in the form of additional shares of common stock will be taxable in the same manner as cash distributions. If such position were successful, in years in which we have current or accumulated earnings and profits, holders generally would recognize dividend income in an amount equal to the fair market value of the additional shares of common stock received. In such case, a holder’s tax liability may exceed the cash such holder receives from the Series B Preferred. Accordingly, a holder of Series B Preferred would be required to use funds from other sources to satisfy its tax liability arising from its ownership of Series B Preferred.

The rights offering could impair or limit our net operating loss carryforwards.

As of December 31, 2014, we had net operating loss carryforwards (“NOLs”) of approximately $10.4 million for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the “Code”), an “ownership change” with respect to a corporation could limit the amount of pre-ownership change NOLs and certain other tax assets that the corporation may utilize after the ownership change to offset future taxable income, possibly reducing the amount of cash available to the corporation to satisfy its obligations. An ownership change would occur if the aggregate stock ownership of beneficial owners of at least 5% of our stock increases by more than 50 percentage points over the preceding three-year period. Because not all stockholders may exercise their basic subscription rights in full, the purchase of shares of our Series B Preferred and the subsequent conversion of the Series B Preferred into shares of our common stock could result in a shift in this beneficial ownership that could trigger an ownership change with respect to our stock. Please see “Material United States Federal Income Tax Consequences” for further information.

We may amend or modify the terms of the rights offering at any time before the expiration of the rights offering in our sole discretion.

Our Board reserves the right to amend the terms of the rights offering in its sole discretion. Although we do not presently intend to do so, we may choose to amend the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Any such amendment that is not fundamental enough for us to have to return your subscription payment may nonetheless may affect your rights, including any anticipated return on your investment, adversely.

The market price of our common stock is volatile and may decline before or after the subscription rights expire.

Our common stock is not widely held and the volume of trading has been relatively low and sporadic.  Accordingly, our common stock is subject to increased price volatility and reduced liquidity.  There can be no assurance that a more active trading market for our common stock will develop or be sustained if it does develop.  The market price of our common stock has been and may continue to be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, the factors described in “Cautionary Note Regarding Forward-Looking Statements” in this prospectus, those contained in the section entitled “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2014, the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, and governmental legislation or regulation, as well as general economic and market conditions. We cannot assure you that the market price of our common stock will not decline after you elect to exercise your subscription rights.

There is currently no market for the Series B Preferred.

There is currently no market for the Series B Preferred. Conversion into the underlying shares of our common stock and sale of those shares may be the only way for you to liquidate your investment in any shares of Series B Preferred. Furthermore, since the Series B Preferred does not have a maturity date and is not redeemable at your option, unless you convert your Series B Preferred into share of our common stock, you may be required to hold your Series B Preferred indefinitely.

Our common stock is not widely held and the volume of trading has been relatively low and sporadic.  Accordingly, our common stock is subject to increased price volatility and reduced liquidity.  If you convert your Series B Preferred into shares of our common stock, you may be unable to sell the shares of common stock issuable upon such conversion at a price equal to or greater than the conversion price.

The Company has an option to effect a mandatory conversion of the Series B Preferred into shares of common stock under certain circumstances.

We have the right to cause all (but not less than all) outstanding shares of Series B Preferred to be automatically converted into shares of common stock at any time after the earlier of (i) such date after the first anniversary of the initial issue date of the Series B Preferred that the closing price of our common stock has been greater than or equal to $15.00 per share (subject to adjustment) for 30 consecutive trading days, and (ii) the third anniversary of the initial issue date of the Series B Preferred.  We cannot assure you that, if we elect to exercise such option, the price of our common stock will exceed the conversion price of the Series B Preferred at that time.

Because our management will have broad discretion over the use of the proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We are conducting the rights offering to raise capital for repayment of certain debt, for certain required contributions under our defined benefit pension plan and for general corporate purposes. We will retain broad discretion of the use of such proceeds. You will be relying on the judgment of our management with regard to the use of such proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for the Company.

Sales, or the availability for sale, of substantial amounts of our common stock could adversely affect the value of our common stock.

No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market and the availability of shares for future sale could adversely affect the prevailing market price of our common stock. This in turn could impair our future ability to raise capital through an offering of our equity securities.

The rights offering may cause the price of our common stock to decrease.

The conversion price, together with the number of shares of common stock we propose to issue and ultimately will issue if the rights offering is completed and all shares of Series B Preferred are converted into shares of our common stock, together with any shares of common stock that we may elect to issue as dividends to holders of the Series B Preferred, may result in an immediate decrease in the market value of our common stock.  This decrease may continue after the completion of the rights offering. If that occurs, you may be unable to profitably convert your Series B Preferred.  Further, if a substantial number of subscription rights are exercised and shares of Series B Preferred are converted, and if the holders of the common stock received upon conversion of the Series B Preferred choose to sell some or all of those shares of common stock, the resulting sales could depress the market price of our common stock.  There is no assurance that, following the conversion of the Series B Preferred received in the rights offering, you will be able to sell your common stock at a price equal to or greater than the conversion price.

The conversion rate of the Series B Preferred may not be adjusted for all dilutive events that may adversely affect the common stock issuable upon conversion of the Series B Preferred.

The conversion rate of the Series B Preferred is subject to adjustment upon certain events, including the issuance of dividends or distributions in common stock and subdivisions and combinations of our common stock as described in “Description of Capital Stock — Preferred Stock — Series B Convertible Preferred Stock.”  We will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the Series B Preferred, but does not result in an adjustment to the conversion rate, will not occur.

We may not be permitted to make current payment of dividends on the Series B Preferred.

Under Delaware law, we may only pay dividends or make distributions to our stockholders from our surplus (as determined in accordance with Delaware General Corporation Law) or our net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared under certain circumstances. Therefore, our ability to pay dividends and make any other distributions in the future will depend upon our financial results, liquidity and financial condition.

Your rights as a Series B Preferred stockholder are primarily those set forth in the terms of the Series B Preferred, and the Board may prefer the interests of the common stockholders if they differ from those of the Series B Preferred stockholders.

The special contractual preferences of the Series B Preferred are primarily governed by the principles of contract law, rather than being fiduciary in nature.  While the Board has fiduciary duties to the holders of the Series B Preferred to the extent those holders share rights with the common stockholders, if there is a divergence of interests between the holders of the Series B Preferred stock and common stock, it will generally be the duty of the Board to prefer the interests of the common stockholders to those of the preferred stockholders.

Risks Relating to our Business and Securities

There is substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm issued an opinion on our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 that states that the Consolidated Financial Statements were prepared assuming we will continue as a going concern and further states that the continuing losses and uncertainty regarding the ability to make the required minimum funding contributions to the defined benefit pension plan, as well as the sinking fund payments on our outstanding debentures and the principal and interest payments on our outstanding notes and debentures (discussed in more detail below), raises substantial doubt about our ability to continue as a going concern.  As a result, if we are unable to (i) obtain liquidity for working capital, (ii) make the required minimum funding contributions to the defined benefit pension plan and/or (iii) make the required principal and interest payments on the outstanding notes and debentures, there would be a significant adverse impact on the financial position and the operating results of the Company.

We have experienced operating losses for the past several years, and there can be no assurance that we will be able to increase our revenue sufficiently to generate the cash required to fund our current operations.

We have incurred operating losses for the past several years.  During the years ended December 31, 2014 and 2013, we incurred losses from continuing operations of $4.6 million and $2.5 million, respectively. The year ended December 31, 2013 includes a $1.1 million gain on a warrant valuation adjustment.  We are dependent upon future operating performance to generate sufficient cash flows in order to continue to run our businesses.  Future operating performance is dependent on general economic conditions, as well as financial, competitive and other factors beyond our control.  We have experienced a decline in our lease and maintenance bases for the past several years.  There can be no assurance that we will be able to increase our revenue sufficiently to generate the cash required to fund our current operations.

Non-payment of principal and interest on outstanding notes and debentures has resulted in events of default and may continue to negatively affect our balance sheet.

As of June 30, 2015, we had outstanding $1.1 million of 8¼% Limited Convertible Senior Subordinated Notes due 2012 (the “Notes”) which are no longer convertible into common shares and which matured as of March 1, 2012; interest was payable semi-annually.  Such Notes were not exchanged into cash and our common stock as part of an exchange offer in 2011.  Based on the payment schedule prior to the offer to exchange, we had not remitted the March 1, 2010 and 2011 and September 1, 2010 and 2011 semi-annual interest payments of $418,000 each and the March 1, 2012 semi-annual interest and principal payment of $1.4 million to the trustee.  The non-payments constituted an event of default under the indenture governing the Notes.  The trustee, by notice to the Company, or the holders of 25% of the principal amount of the Notes outstanding, by notice to the Company and the trustee, may declare the outstanding principal plus interest due and payable immediately.  The Company currently does not have any senior indebtedness.  If the Company subsequently incurs any senior indebtedness, the Notes would be subordinate to any senior indebtedness of the Company.  At June 30, 2015, the total amount outstanding under the Notes is reflected under current portion of long-term debt in our consolidated balance sheet.

As of June 30, 2015, we had $334,000 of 9½% Subordinated debentures due 2012 (the “Debentures”) which matured on December 1, 2012; interest was payable semi-annually.  Such Debentures were not exchanged into cash as part of an exchange offer in 2011.  Based on the payment schedule prior to the offer to exchange, we had not remitted the December 1, 2009, 2010 and 2011 sinking fund payments of $106,000 each, the June 1, 2010, 2011 and 2012 and the December 1, 2010 and 2011 semi-annual interest payments of $50,000 each and the December 1, 2012 semi-annual interest and principal payment of $790,000 to the trustee.  The non-payments constituted an event of default under the indenture governing the Debentures.  The trustee, by notice to the Company, or the holders of 25% of the principal amount of the Debentures outstanding, by notice to the Company and the trustee, may declare the outstanding principal plus interest due and payable immediately.  The Company currently does not have any senior indebtedness.  If the Company subsequently incurs any senior indebtedness, the Debentures would be subordinate to any senior indebtedness of the Company.  At June 30, 2015, the total amount outstanding under the Debentures is reflected under Current portion of long-term debt in our consolidated balance sheet.

We have received waivers, subject to certain conditions, of the 2009, 2010 and 2012 minimum funding standards for our defined benefit pension plan, which, if we fail to fulfill the required conditions for, may result in the termination of the plan or require us to make the unpaid contributions.

In March 2010, 2011 and 2013, we submitted to the IRS requests for waivers of the 2009, 2010 and 2012 minimum funding standards for our defined benefit pension plan.  The waiver requests were submitted as a result of the economic climate and the business hardship we experienced.  The 2009, 2010 and 2012 plan year waivers have been approved and granted subject to certain conditions, and deferred payment of $285,000, $559,000 and $871,000 of the minimum funding standard for the 2009, 2010 and 2012 plan years, respectively.  If we do not fulfill the conditions of the waivers, the Pension Benefit Guaranty Corporation (the “PBGC”) and the IRS have various enforcement remedies that can be implemented to protect the participant’s benefits, such as termination of the plan or a requirement that we make the unpaid contributions.  In support of such enforcement remedies, the PBGC has placed a lien on all of our assets in respect of amounts owed under the plan.

As of June 30, 2015, we had made $469,000 of our required contributions for 2015, with approximately $772,000 of contributions remaining for 2015.  Historically, we have made certain required contributions after their respective due dates, and we have not yet made required contributions of $197,000 due in each of April and July 2015.  We have been in communications with the PBGC regarding the amount of contributions due and not yet made and the remainder of our required contributions for 2015, and in light of the business hardship we experienced, we believe that the PBGC will continue to work with us on the timing of such contributions, all of which we expect to make.  However there is no assurance that we will be able to make any or all the remaining 2015 contributions, or that the PBGC and the IRS will refrain from implementing any enforcement remedies with respect to contributions due and not yet made.  If we are unable to fulfill our related obligations, the implementation of any such enforcement remedies would have a material adverse impact on our financial condition, results of operations, and liquidity.

We have significant debt, which could impair our financial condition.

As of June 30, 2015, we had debt of approximately $2.8 million, including approximately $2.5 million reflected under current portion of long-term debt in our consolidated balance sheet. Our ability to satisfy our obligations will be dependent upon our future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond our control.  There can be no assurance that our operating cash flows will be sufficient to meet our long-term debt service requirements or that we will be able to refinance indebtedness at maturity.

Competitors may possess superior resources and deliver more marketable products, which would adversely affect our operating margins.

Our digital displays compete with a number of competitors, both larger and smaller than us, and with products based on different forms of technology.  In addition, there are several competitors whose current products utilize similar technology and who possess the resources to develop competitive and more sophisticated products in the future.  Our success is, to some extent, dependent upon our ability to anticipate technological changes in the industry and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements.  There can be no assurance that competitors will not market new products which may have perceived advantages over our products or which, because of pricing strategies, render the products currently sold by the Company less marketable or would otherwise adversely affect our operating margins.

Our success is dependent upon our ability to obtain the renewal of existing leases or enter into new leases as our current leases expire, which may not be feasible. The inability to renew or replace our leases would negatively affect our operations.

We derive a substantial percentage of our revenues from the leasing of our digital displays, generally pursuant to leases that have an average term of one to five years.  Consequently, our future success is, at a minimum, dependent on our ability to obtain the renewal of existing leases or to enter into new leases as existing leases expire.  We also derive a significant percentage of our revenues from maintenance agreements relating to our digital display products.  The average term of such agreements is generally one to five years.  A portion of the maintenance agreements are cancelable upon 30 days notice.  There can be no assurance that we will be successful in obtaining the renewal of existing leases or maintenance agreements, obtaining replacement leases or realizing the value of assets currently under leases that are not renewed.

We are dependent on our President and Chief Executive Officer and other key personnel.

We believe that our President and Chief Executive Officer, Jean-Marc Allain, plays a significant role in our success and the loss of his services could have an adverse effect on the Company.  There can be no assurance that we would be able to find a suitable replacement for Mr. Allain.  We have an employment agreement with Mr. Allain that expires on February 16, 2018.  The Company believes that in addition to Mr. Allain, there is a core group of executives that also plays a significant role in the success of the Company.

Our international operations subject us to potential fluctuations in exchange rates between the U.S. Dollar and foreign currencies, as well as international legal requirements, which could impact our profitability.

Our financial condition, operating results and future growth could be significantly impacted by risks associated with our international activities, including specifically changes in the value of the U.S. dollar relative to foreign currencies and international tax rules.  Because a significant portion of the Company’s business is done in Canada, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could seriously impact our manufacturing and other costs, as well as overall profitability.  The risks to our business related to fluctuations in currency exchange rates is further magnified by the current volatility in the currency markets that are characteristic of financial markets, and currency markets in particular.

Compliance with U.S. and foreign laws and regulations that apply to our international operations, including import and export requirements, anti-corruption laws, including the Foreign Corrupt Practices Act, tax laws (including U.S. taxes on foreign subsidiaries), foreign exchange controls, anti-money laundering and cash repatriation restrictions, data privacy requirements, labor laws and anti-competition regulations, increases the costs of doing business in foreign jurisdictions, and may subject us to additional costs which may arise in the future as a result of changes in these laws and regulations or in their interpretation.  We have not implemented formal policies and procedures designed to ensure compliance with all of these laws and regulations.  Any such violations could individually or in the aggregate materially adversely affect our reputation, financial condition or operating results.

Our reliance upon third party manufacturers in China could subject us to political and legal risks beyond our control.

Many components of our products are produced in China by third-party manufacturers. Our reliance on third-party Chinese manufacturers exposes us to risks that are not in our control, such as unanticipated cost increases or negative fluctuations in currency, which could negatively impact our results of operations and working capital. Any termination of or significant disruption in our relationship with our Chinese suppliers may prevent us from filling customer orders in a timely manner. Given the state of the Chinese political system, we cannot guaranty that our agreements with our Chinese suppliers will remain enforceable pursuant to Chinese law. Furthermore, we cannot guaranty that all rights to payment or performance under our agreements with our Chinese manufacturing partners will be enforceable, and that all debts owing to us, whether in the form of cash or product, will be collectable. While we do not envision any adverse change to our international operations or suppliers, especially given the gradual move towards global integration by the Chinese government and financial markets, adverse changes to these operations as a result of political, governmental, regulatory, economic, exchange rate, labor, logistical or other factors could have a material adverse effect on our future operating results.

Suppliers may be unable or unwilling to furnish us with required components, which may delay or reduce our product shipments and negatively affect our business.

We design certain of our products to match components furnished by suppliers.  If such suppliers were unable or unwilling to provide us with those components, we would have to contract with other suppliers to obtain replacement sources.  In particular, we purchase most of the LEDs and LED module blocks used in our digital displays and lighting from three main suppliers.  We do not have long-term supply contracts with these suppliers.  A change in suppliers of either LED module blocks or certain other components may result in engineering design changes, as well as delays in obtaining such replacement components.  We believe that there are presently other qualified vendors of these components.  Our inability to obtain sufficient quantities of certain components as required, or to develop alternative sources at acceptable prices and within a reasonable time, could result in delays or reductions in product shipments that could have a materially adverse effect on our business and results of operations.

Provisions in our Amended and Restated Certificate of Incorporation and control by certain of our existing stockholders could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock, thus making it less likely that a stockholder will receive a premium on any sale of shares. Our Board is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of our Board. Our Certificate of Incorporation also contains a provision that requires a four-fifths vote on any merger, consolidation or sale of assets with or to an “Interested Person” or “Acquiring Person.”

Additionally, we are authorized to issue 500,000 shares of Preferred Stock, of which 416,500 are designated as “Series A Convertible Preferred Stock” and none of which shares are issued and outstanding as of October 12, 2015. The Preferred Stock may contain such rights, preferences, privileges and restrictions as may be fixed by our Board, which may adversely affect the voting power or other rights of the holders of common stock or delay, defer or prevent a change in control of the Company, or discourage bids for the common stock at a premium over its market price or otherwise adversely affect the market price of the common stock.

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

As of October 12, 2015, 10 stockholders who are executive officers and/or directors of the Company beneficially own approximately 36.5% of our common stock and two stockholders who are neither officers nor directors of the Company beneficially own approximately 31.5% of our common stock.  Accordingly, such stockholders could exert significant control over any potential stockholder actions.

Our common stock is quoted on OTC Pink and may be subject to limited trading volume and price volatility.

Our common stock is quoted on the OTC Pink, an inter-dealer electronic quotation and trading system for equity securities. Quotation of our common stock on OTC Pink may limit the liquidity and price of our common stock more than if our common stock were quoted or listed on the NASDAQ Stock Market or another national exchange. Some investors may perceive our common stock to be less attractive because they are traded in the over-the-counter market. In addition, as an OTC Pink company, we do not attract the extensive analyst coverage that accompanies companies listed on national exchanges. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded on OTC Pink. These factors may have an adverse impact on the trading and price of our common stock.

Our common stock is not widely held and the volume of trading has been relatively low and sporadic.  Accordingly, our common stock is subject to increased price volatility and reduced liquidity.  There can be no assurance that a more active trading market for our common stock will develop or be sustained if it does develop.  The market price of our common stock has been and may continue to be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, the factors described in “Cautionary Note Regarding Forward-Looking Statements” in this prospectus, those contained in the section entitled “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2014, the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, and governmental legislation or regulation, as well as general economic and market conditions.

USE OF PROCEEDS

We expect the gross proceeds from the rights offering (before expenses) to be (i) approximately $2.5 million if 25% of the subscription rights are exercised, (ii) approximately $5.1 million if 50% of the subscription rights are exercised and (iii) approximately $10.1 million if 100% of the subscription rights are exercised. We estimate that the expenses of the rights offering will be approximately $201,188.

We intend to use the net proceeds we receive from the rights offering for (i) repayment of debt, including (a) up to approximately $1.0 million outstanding under our credit agreement with BFI Capital Fund II, LLC (“BFI Capital Fund”), dated as of April 23, 2015 (the “Credit Agreement”), which bears interest at a rate of 12.00% per annum and matures on May 1, 2016 (subject to an extension right), and (b) up to approximately $497,000 principal amount of our 8¼% Limited Convertible Senior Subordinated Notes due 2012 (referred to herein as the Notes), which accrued interest at a rate of 8.25% per annum, matured as of March 1, 2012 (which non-payments constituted an event of default under the indenture governing the Notes) and are no longer convertible into common shares, and (ii) payment of approximately $400,000 in required contributions under our defined benefit pension plan. We intend to use the remainder of the net proceeds for general corporate purposes.

The amount outstanding under the Credit Agreement has been used for short-term working capital.  Of the $1.5 million available to us under the Credit Agreement, $0.5 million was provided to BFI Capital Fund by Marco Elser, one of our directors.

THE RIGHTS OFFERING

Please read the following information concerning the subscription rights in conjunction with the statements under “Description of Subscription Rights” in this prospectus, which the following information supplements.

The Subscription Rights

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 50,684 shares of our Series B Preferred at a subscription price of $200.00 per whole share, for an aggregate purchase price of $10.1 million.

Basic Subscription Right

Your basic subscription right allows you to purchase shares of Series B Preferred upon delivery of the required documents and payment of the subscription price of $200.00 per whole share, before the expiration of the rights offering. 33 subscription rights will entitle you to purchase one share of our Series B Preferred. For example, if you owned 1,000 shares of our common stock as of the record date, you would receive 1,000 subscription rights and would have the right to purchase 30 shares of Series B Preferred for $200.00 per whole share with your basic subscription right. We will not issue fractional shares of Series B Preferred. If the number of subscription rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share. You may exercise all or a portion of your basic subscription right. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares pursuant to your over-subscription right.

Over-Subscription Right

We do not expect all of our stockholders to exercise all of their basic subscription rights. The over-subscription right provides stockholders who exercise all of their basic subscription rights the opportunity to purchase the shares of Series B Preferred that are not purchased by other stockholders. If you fully exercise your basic subscription right and other stockholders do not fully exercise their basic subscription rights, you may also exercise an over-subscription right to purchase additional shares of Series B Preferred that remain unsubscribed at the expiration of the rights offering, subject to availability. To the extent the number of the unsubscribed shares of Series B Preferred are not sufficient to satisfy all of the properly exercised over-subscription rights requests, the available shares will be prorated among those who properly exercised over-subscription rights in proportion to their respective basic subscription rights.

In order to properly exercise your over-subscription right, you must deliver the subscription payment related to your over-subscription right before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares before the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription right, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our Series B Preferred, assuming that no stockholder other than you has purchased any shares of our Series B Preferred pursuant to their basic subscription right and over-subscription right.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription right in full, or at all, at the expiration of the rights offering. We will not be able to satisfy your exercise of the over-subscription right if all of our stockholders exercise their basic subscription rights in full, and we will only honor an over-subscription right to the extent sufficient shares of our Series B Preferred are available following the exercise of the basic subscription rights.

•
To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription right is less than the amount you actually paid in connection with the exercise of the over-subscription right, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

•
To the extent the stockholders properly exercise their over-subscription rights for an aggregate amount of shares that is less than the number of the unsubscribed shares, you will be allocated the full number of unsubscribed shares for which you actually paid in connection with the over-subscription right.

Reasons for the Rights Offering

In authorizing the rights offering, our Board carefully evaluated our need for liquidity, financial flexibility and additional capital. Our Board considered several alternative capital raising methods before concluding that the rights offering was the appropriate alternative in the circumstances for a number of reasons, including that it provides an opportunity to our stockholders to participate on a pro rata basis. We are conducting the rights offering to raise capital for repayment of certain debt, for payment of certain required contributions under our defined benefit pension plan and for general corporate purposes. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our stockholders’ equity.

Subscription Price

In determining the subscription price, our Board considered a number of factors, including the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the terms of the Series B Preferred and our need for liquidity and capital. The subscription price was established at a price of $200.00 per whole share of Series B Preferred.

Method of Exercising Subscription Rights

You may exercise your subscription rights as follows:

1.	Subscription by Registered Holders

You may exercise your subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and an IRS Form W-9 and forwarding it, together with your full subscription payment for a whole number of shares of Series B Preferred, to the Subscription Agent at the address set forth below under “Subscription Agent,” before the expiration of the rights offering.

2.	Subscription by DTC Participants

We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the Subscription Agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of whole shares of our Series B Preferred you are subscribing for under your basic subscription right and your over-subscription right, if any, and your full subscription payment.

3.	Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, bank or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, bank or other nominee to exercise your subscription rights and deliver all documents and payment on your behalf before the expiration of the rights offering. Your subscription rights will not be considered exercised unless the Subscription Agent receives from you or such other party all of the required documents and your full subscription payment (in good, cleared funds) by that date.

Delivery of Subscriptions

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO TRANS-LUX. Except as described below under “Guaranteed Delivery Procedures,” we will not consider your subscription received until the Subscription Agent has received delivery of a properly completed and duly executed rights certificate and the full subscription amount, payment of which has cleared. The risk of delivery of all documents and payments is borne by you or your nominee, not by the Subscription Agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the Subscription Agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment before the expiration of the rights offering.

Subscription Rights Held by Multiple Holders; Multiple Subscription Rights

If the underlying common stock with respect to which subscription rights are issued is held by more than one record holder, the applicable offering documents must be signed by each such holder. If a holder or joint holders hold more than one position in the company, as indicated by different accounts on the relevant record holder list, separate, properly completed and executed subscriptions must be submitted for each such position held by that or those joint holders.

Form of Payment

As described in the instructions accompanying the rights certificate, all payments submitted to the Subscription Agent must be made in full United States currency by:

•	cashier’s or certified check or bank draft drawn on a U.S. bank payable to “Continental Stock Transfer & Trust Company, as Subscription Agent for Trans-Lux,”

•	U.S. postal, telegraphic or express money order, or

•
wire transfer of immediately available funds directly to the account maintained by “Continental Stock Transfer & Trust Company as agent for Trans-Lux”; at Bank Name: JP Morgan Chase; ABA #: 021000021; Account #: 475-584635, with reference to the rights holder’s name and the account number listed on the Subscription Rights Certificate or Notice of Guaranteed Delivery.

Payment received after the expiration of the rights offering will not be honored, and the Subscription Agent will return your payment to you, without interest, as soon as practicable. The Subscription Agent will be deemed to receive payment upon:

•	receipt by the Subscription Agent of any certified or cashier’s check or bank draft drawn upon a U.S. bank;

•	receipt by the Subscription Agent of any U.S. postal, telegraphic or express money order; or

•	receipt of collected funds in the Subscription Agent’s account.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier’s check, U.S. money order, or wire transfer of funds to ensure that the Subscription Agent receives your funds before the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the Subscription Agent until the check has cleared. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription price by means of an uncertified personal check are urged to make payment sufficiently before the expiration of the rights offering to ensure such payment is received and clears by such date.

Where to Submit Subscriptions

The address to which subscription documents, rights certificates, notices of guaranteed delivery and subscription payments other than wire transfers should be mailed or delivered is:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Attn: Corporate Actions Department
Phone Number: (917) 262-2378

If you deliver subscription documents, rights certificates or notices of guaranteed delivery in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our Series B Preferred or for additional copies of this prospectus to the Information Agent, Morrow & Co., LLC, by email at tnlx.info@morrowco.com or by telephone at (800) 662-5200.  Banks and brokerage firms also may contact Morrow & Co., LLC at (203) 658-9400.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the Subscription Agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the Subscription Agent.  If we do not apply your full subscription payment to your purchase of shares of our Series B Preferred, any excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, subject to standards and procedures adopted by the Subscription Agent, unless:

•	your subscription rights certificate provides that shares are to be issued to you as record holder of those subscription rights; or

•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution, such as a commercial bank, savings, bank, credit union or broker-dealer, that participates in a Medallion signature guarantee program.  If you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature.  Therefore, the best source of a Medallion guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business.  The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice to Nominees

If you are a broker, bank or other nominee that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owner as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the Subscription Agent with the proper subscription payment.  If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the Subscription Agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock that are held of record in the name of a broker, bank or other nominee, we will ask your broker, bank or other nominee to notify you of the rights offering.  If you wish to exercise your subscription rights, you will need to have your broker, bank or other nominee act for you.  If you hold certificates of our common stock directly and would prefer to have your broker, bank or other nominee act for you, you should contact your nominee and request such nominee to effect the transactions for you.  To exercise your subscription rights, you should complete and return to your broker, bank or other nominee the form entitled “Beneficial Owners Election Form.”  You should receive such form from your broker, bank or other nominee with the other rights offering materials.  If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you.  You should contact your broker, bank or other nominee if you do not receive this form but you believe you are entitled to participate in the rights offering.  We are not responsible if you do not receive the form from your broker, bank or other nominee or if you receive it without sufficient time to respond.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the Subscription Agent before the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

•
deliver to the Subscription Agent before the expiration of the rights offering the subscription payment for each share you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “Method of Exercising Subscription Rights;”

•	deliver to the Subscription Agent before the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery;” and

•
deliver the properly completed rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the Subscription Agent within three business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions for Use of Trans-Lux Subscription Rights Certificates,” which will be distributed to you with your rights certificate.  Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution acceptable to the Subscription Agent.  A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•	your name;

•
the number of subscription rights represented by your rights certificate, the number of shares of our Series B Preferred for which you are subscribing under your basic subscription right, and the number of shares of our Series B Preferred for which you are subscribing under your over-subscription right, if any; and

•
your guarantee that you will deliver to the Subscription Agent a rights certificate evidencing the subscription rights you are exercising within three business days following the date the Subscription Agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the Subscription Agent in the same manner as your rights certificate at the address set forth above under “Subscription Agent.”  The Information Agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them.  You should contact Morrow & Co., LLC by email at tnlx.info@morrowco.com or by telephone at (800) 662-5200, and banks and brokerage firms also may contact Morrow & Co., LLC at (203) 658-9400, to request additional copies of the form of Notice of Guaranteed Delivery.

Non-Transferability of Subscription Rights

           The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on any stock exchange or market.

No Fractional Shares

We will not issue fractional shares of Series B Preferred. If the number of subscription rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share.  Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering.  In resolving all such questions, we will review the relevant facts, consult with our legal advisors and may request input from the relevant parties.  Our determination will be final and binding.  Once made, subscriptions and directions are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our Board, and we will not accept any alternative, conditional or contingent subscriptions or directions.  We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful.  You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion.  Neither we nor the Subscription Agent shall be under any duty to notify you or your representative of any defect in your subscription.  A subscription will be considered accepted, subject to our right to terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the Subscription Agent.  Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The Subscription Agent will hold funds received in payment for shares of our Series B Preferred in a segregated account pending completion of the rights offering.  The Subscription Agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled.  If the rights offering is canceled for any reason, all subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.  In addition, all subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the rights offering.

Expiration Date, Extension, and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on November 4, 2015, which is the expiration of the rights offering.  If you do not exercise your subscription rights before that time, your subscription rights will expire and will no longer be exercisable.  We will not be required to issue shares of our Series B Preferred to you if the Subscription Agent receives your rights certificate or your subscription payment (in good, cleared funds) after that time, regardless of when the rights certificate and subscription payment were sent, unless you send the documents in compliance with the guaranteed delivery procedures described below.

We may extend the expiration of the rights offering for a period not to exceed 30 days by giving oral or written notice to the Subscription Agent before the expiration of the rights offering, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering.  We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our Board also reserves the right to amend the terms of the rights offering.  Although we do not presently intend to do so, we may choose to amend the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such amendments or modifications may include a change in the subscription price, although no such change is presently contemplated.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.  In addition, upon such event, we may extend the expiration date of the rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to the rights offering and the new expiration date.  The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.

Conditions and Termination

We reserve the right to terminate the rights offering before its expiration for any reason.  In particular, we may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering.  We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur.  If we terminate the rights offering in whole or in part, we will issue a press release notifying the stockholders of such event, all affected subscription rights will expire without value, and all excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable following such termination.

No Revocation or Change

Your exercise of subscription rights is irrevocable and may not be cancelled or modified, even if the rights offering is extended by our Board.  However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.

Stockholder Rights

You will have no rights as a holder of the shares of our Series B Preferred you purchase in the rights offering, if any, until such shares are issued to you through the DRS or, if your shares are registered in “street name,” your broker or bank has received the shares.  You will have no right to revoke your subscriptions after you deliver your completed rights certificate, the full subscription payment and any other required documents to the Subscription Agent.

Issuance of Shares of Series B Preferred; Trading Market

Shares of Series B Preferred purchased in the rights offering will be issued only in book-entry form, and no physical stock certificates will be issued for shares of Series B Preferred.  If you are the holder of record of our common stock (whether you hold share certificates or your shares are maintained in book-entry form by our transfer agent), you will receive a statement of ownership reflecting the shares of Series B Preferred purchased in the offering in the Direct Registration System, or DRS, as soon as practicable after the expiration of the rights offering.  If your shares are registered in “street name,” in the name of a broker or bank, you may request a statement of ownership from the holder of your shares following the expiration of the rights offering.  We will not issue fractional shares of Series B Preferred. If the number of subscription rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share.  Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.  There is currently no market for the Series B Preferred and an active trading market is unlikely to develop.

Foreign Stockholders

We will not mail this prospectus or rights certificates to stockholders with addresses that are outside the United States or that have an army post office or foreign post office address.  The Subscription Agent will hold rights certificates for the account of such stockholders.  To exercise subscription rights, our foreign stockholders must notify the Subscription Agent before 11:00 a.m., Eastern Time, at least three business days before the expiration of the rights offering and demonstrate to the satisfaction of the Subscription Agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder.  The deadlines for delivery of subscription materials and payment described above also apply.

Regulatory Limitation

We will not be required to issue to you shares of our Series B Preferred pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, you have not obtained such clearance or approval.

Fees and Expenses

We will pay all fees due to the Subscription Agent and Information Agent, as well as any other expenses we incur in connection with the rights offering.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred by you in connection with the exercise, sale or purchase of subscription rights.

No Recommendation to Rights Holders

Our Board is making no recommendation regarding your exercise of the subscription rights.  You are urged to make your decision based on your own assessment of our business and the rights offering.  Please see “Risk Factors” for a discussion of some of the risks involved in investing in our Series B Preferred.

Shares of Our Common Stock Outstanding After the Rights Offering

The closing price of our common stock on October 12, 2015 was $3.75.  1,672,589 shares of our common stock and no shares of Series B Preferred were issued and outstanding on October 12, 2015.  Assuming that all shares offered hereby are issued, we expect that 50,684 shares of our Series B Preferred will be outstanding immediately after completion of the rights offering.  Up to an additional 1,013,680 shares of common stock would be outstanding, for a total of 2,686,269 shares outstanding, assuming full participation in the rights offering and full conversion of the Series B Preferred into common stock.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our Series B Preferred from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights.  We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions.  Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares of Series B Preferred you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws.  We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.  However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

PLAN OF DISTRIBUTION

On October 14, 2015, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock on the record date.  If you wish to exercise your subscription rights and purchase shares of our Series B Preferred, you should follow the procedures described in “The Rights Offering — Method of Exercising Subscription Rights.”  If you have any questions, you should contact the Information Agent, Morrow & Co., LLC, by email at tnlx.info@morrowco.com or by telephone at (800) 662-5200.  Banks and brokerage firms also may contact Morrow & Co., LLC at (203) 658-9400.

To the extent that our directors and officers held shares of our common stock as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering.

We have agreed to pay the Subscription Agent and Information Agent customary fees plus certain expenses in connection with the rights offering.

We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights, we do not know of any existing agreements between or among any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Series B Preferred or the underlying common stock, and we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering.  Some of our directors and employees may solicit responses from holders of subscription rights, but we will not pay them any commissions or special compensation for these activities.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, liabilities and capitalization as of June 30, 2015 (a) on an actual basis and (b) on an adjusted basis after giving effect to our sale of 50,684 shares of Series B Preferred offered hereby at a subscription price of $200.00 per share and after deducting estimated offering expenses of $201,188.  The data in the table have been derived from our unaudited consolidated financial statements.  You should read this table together with our historical consolidated financial statements and related notes and the other financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.  See “Incorporation by Reference” and “Available Information” on page 52.

	As of June 30, 2015
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$334	$10,270
Liabilities:
Total current liabilities	$12,426	$12,426
Mortgage payable	299	299
Deferred pension liability and other	5,595	5,595
Total liabilities	$18,320	$18,320
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 500,000 shares authorized; 0 shares issued and outstanding, actual; and 50,684 shares issued and outstanding, as adjusted(1)	–	–
Common stock, $0.001 par value, 10,000,000 shares authorized; 1,700,429 issued and 1,685,085 outstanding, actual; and 1,700,429 issued and 1,685,085 outstanding, as adjusted	2	2
Additional paid-in capital	28,014	37,950
Accumulated deficit	(22,568)	(22,568)
Accumulated other comprehensive loss	(5,658)	(5,658)
Treasury stock; at cost; 15,344 common shares	(3,063)	(3,063)
Total stockholders’ equity (deficit)	(3,273)	6,663
Total liabilities and stockholders’ equity (deficit)	$15,047	$24,983

(1)	The material terms of the Series B Preferred are set forth in “Description of Capital Stock – Series B Convertible Preferred Stock” beginning on page 41.

DILUTION

Purchasers of our Series B Preferred in the rights offering will experience an immediate and substantial dilution of the net tangible book value of our common stock.  At June 30, 2015, we had a net tangible book value of approximately $(4.0) million, or $(2.38) per share of our common stock.  Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.  Dilution per share equals the difference between the amount per share of common stock underlying the Series B Preferred paid by purchasers in the rights offering and the net tangible book value per share of our common stock immediately after the rights offering.

After giving effect to the sale of all the 50,684 shares of Series B Preferred offered in the rights offering at the subscription price of $200.00 per share (equivalent to 1,013,680 shares of common stock issuable upon conversion of such shares of Series B Preferred at a conversion ratio of 20 shares of common stock for each share of Series B Preferred held at the time of conversion), and after deduction of estimated offering expenses of $201,188 payable by us, our net tangible book value as of June 30, 2015 would have been approximately $5.9 million or $2.20 per share of common stock (on an as-converted basis). This represents an immediate increase of $4.58 in net tangible book value per share of common stock to our existing stockholders and an immediate dilution in net tangible book value of $7.80 per share of common stock (on an as-converted basis) to purchasers of Series B Preferred in the rights offering.  The following table illustrates this per share dilution:

Subscription price per share of common stock upon conversion of Series B Preferred	$10.00
Net tangible book value per share of common stock at June 30, 2015, before the rights offering	$(2.38)
Net increase in pro forma tangible book value per share of common stock attributable to the rights offering	$4.58
Pro forma tangible book value per share of common stock after giving effect to the rights offering	$2.20
Dilution in pro forma net tangible book value per share of common stock to purchasers of Series B Preferred	$7.80

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the OTC Pink under the symbol “TNLX.”  We had approximately 205 holders of record of our common stock as of October 12, 2015.  This number does not include DTC participants or beneficial owners holding shares through nominee names.  On October 12, 2015, the last closing sale price reported on the OTC Pink for our common stock was $3.75 per share.

The following table sets forth the range of our common stock prices on the OTC Pink, adjusted for the reverse and forward stock splits effected in October 2013.

	Price Range
	High	Low
Fiscal 2015
First Quarter	$5.55	$3.75
Second Quarter	$4.95	$2.00
Third Quarter	$3.50	$3.04
Fourth Quarter (through October 12, 2015)	$3.75	$3.50
Fiscal 2014
First Quarter	$5.45	$3.47
Second Quarter	$7.60	$3.55
Third Quarter	$11.00	$7.17
Fourth Quarter	$7.75	$5.55
Fiscal 2013
First Quarter	$8.00	$5.25
Second Quarter	$9.00	$3.75
Third Quarter	$6.75	$3.25
Fourth Quarter	$8.55	$4.56

Our Board did not declare any cash dividends for our common stock during 2014 and 2015 and we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock.  You are strongly encouraged to read our Certificate of Incorporation, the Certificate of Designations of the Series B Preferred and other documents and agreements, copies of which are filed with the SEC and available from us, at no cost, upon request.

Capital Stock

We are authorized to issue 10,000,000 shares of common stock having a par value of $0.001 per share, of which 1,700,429 are issued and 1,672,589 are outstanding, and 500,000 shares of preferred stock, par value $0.001 per share, of which 416,500 shares are designated as “Series A Convertible Preferred Stock” and 51,000 shares are designated as “Series B Convertible Preferred Stock”, none of which shares of preferred stock are issued and outstanding as of October 12, 2015.

Common Stock

Voting

The shares of common stock are entitled to one vote per share on all matters submitted to stockholders. Holders of common stock do not have preemptive rights or cumulative voting rights.

Dividends and Other Distributions

Dividends on the common stock will be paid if and when declared. Dividends may be paid in cash, in property or in shares of common stock, unless otherwise provided by applicable law. The Company does not currently pay cash dividends and payment of such dividends is not contemplated in the foreseeable future.

Other Distributions

The holders of common stock are entitled to receive the same consideration per share in the event of any liquidation, dissolution or winding-up of the Company.

Mergers and Acquisitions

The holders of common stock are entitled to receive the same per share consideration, if any, received in a merger or consolidation of the Company (whether or not the Company is the surviving corporation).

Series A Convertible Preferred Stock

We have designated 416,500 shares of preferred stock as “Series A Convertible Preferred Stock” (“Series A Preferred”), which has a par value of $1.00 per share and a stated value of $20.00 per share, and such other material terms summarized below.  The complete terms of the Series A Preferred are contained in our Certificate of Incorporation, which is incorporated herein by reference.  No shares of Series A Preferred were issued and outstanding as of October 12, 2015.

Voting

The shares of Series A Preferred are entitled to 50 votes for each share of Series A Preferred on which our stockholders are entitled to vote. The holders of shares of Series A Preferred vote together with the holders of common stock on all matters and do not vote as a separate class.

Distributions

If we declare or make any distribution of assets on our common stock, as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)), holders of shares of Series A Preferred will be entitled to receive such distribution with respect to the shares of our common stock issuable upon conversion of such shares of Series A Preferred, as though such holder had been the holder of such underlying shares of common stock on the record date for the distribution.

Liquidation Preference

Upon the liquidation, dissolution or winding up of our business, before the payment or setting apart for payment of any amount for, or the distribution of any assets to, the holders of common stock, the holders of Series A Preferred will be entitled to receive out of the assets of the Company an amount equal to the Stated Value per share of $20.00.

Conversion

Upon filing of an amendment to our Certificate of Incorporation to increase the number of shares of authorized common stock so that there was an adequate amount of shares of authorized common stock for issuance upon conversion of the Series A Preferred, each share of Series A Preferred was automatically converted into 50 shares of common stock on July 2, 2012.

Series B Convertible Preferred Stock

We have designated 51,000 shares of preferred stock as “Series B Convertible Preferred Stock”, with the material terms summarized below.  The complete terms are contained in the Certificate of Designations of the Series B Preferred, which is filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on October 14, 2015.  No shares of Series B Preferred were issued and outstanding as of October 12, 2015.

Ranking

With respect to the payment of dividends and distribution of amounts of our net assets upon a dissolution, liquidation or winding up of Trans-Lux, the Series B Preferred will rank senior to our common stock and any other class or series of our stock over which the Series B Preferred has preference or priority in the payment of dividends or in the distribution of assets on liquidation, as the case may be, to which we refer as “Junior Stock,” equally with any other class or series of our stock that ranks on a par with the Series B Preferred in the payment of dividends or in the distribution of assets on liquidation, as the case may be, to which we refer as “Parity Stock,” and junior, in all matters expressly provided, to any class or series of preferred stock specifically ranking by its terms senior to the Series B Preferred in the payment of dividends or in the distribution of assets on liquidation, as the case may be, to which we refer as “Senior Stock.” We currently do not have any Senior Stock or Parity Stock.  Among other things, no dividends or other distributions may be made in respect of shares of Junior Stock, other than dividends payable solely in common stock with respect to which an adjustment to the Series B Preferred conversion price is made (as described below), unless and until all accrued and unpaid dividends on the Series B Preferred (including any semi-annual dividend for the then-current period, as described below) have been paid or provided for and an equivalent dividend has been paid in respect of each share of Series B Preferred on an as converted to common stock basis.

Dividends

Subject to the prior payment in full of any dividends to which any Senior Stock is entitled by its terms, the holders of the Series B Preferred will be entitled to receive, out of funds legally available therefor, semi-annual dividends payable, at the Company’s election, in cash, shares of common stock, or a combination thereof.  Such dividends will be cumulative and non-compounding and will accrue on a daily basis from the date of issuance of the Series B Preferred at an annual rate equal to 6.0% of the Stated Value per share of $200.00 (subject to adjustment).  If we elect to pay this dividend in shares of common stock, such shares will be valued at an amount equal to the volume-weighted 30-day average trading price of the common stock on its principal trading market.

Liquidation Preference

Upon any liquidation, dissolution or winding up (a “Liquidation”), after the satisfaction in full of the debts of the Company and the payment of any priority liquidation preference owed to the holders of shares of Senior Stock, the holders of Series B Preferred will be entitled to receive out of the assets of the Company an amount equal to the dividends accrued and unpaid thereon, whether or not declared, without interest, plus a sum in cash or property at its fair market value as determined by our Board equal to the greater of (a) the Stated Value per share and (b) such amount per share as would have been payable had all shares of Series B Preferred been converted into common stock immediately before the Liquidation, before any payment may be made or assets distributed to the holders of Junior Stock. For this purpose a “Liquidation” does not include any consolidation of the Company with, or merger of the Company into, any other entity, any merger of another entity into the Company, any sale or transfer of assets of the Company or any exchange of securities of the Company.

Voting

Except as otherwise expressly required by law, holders of shares of Series B Preferred will be entitled to vote, together with the holders of our common stock and not as a separate class, on all matters submitted to holders of our common stock.  Holders of shares of Series B Preferred will be entitled to 20 votes for each share of Series B Preferred (subject to adjustment) owned at the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.

Conversion

Optional Conversion by Holder.  Each share of Series B Preferred will be convertible at the election of the holder into shares of our common stock by dividing the Stated Value per share by a conversion price, which will initially be $10.00.

Mandatory Conversion by Trans-Lux.  The Company will have the right, in its sole discretion, to cause all (but not less than all) outstanding shares of Series B Preferred Stock to be automatically converted into shares of common stock at any time after the earlier of (i) such date after the first anniversary of the initial issue date of the Series B Preferred that the closing price of our common stock has been greater than or equal to $15.00 per share (subject to adjustment) for 30 consecutive trading days, and (ii) the third anniversary of the initial issue date of the Series B Preferred.

Conversion Price Adjustment.  The conversion price and, therefore, the conversion rate, will be adjusted to reflect any dividend or distribution in shares of common stock made on any other class or series of the Company’s capital stock (other than on shares of Series B Preferred) or any subdivision, combination or reclassification of the outstanding shares of common stock (including through a merger of the Company with another entity) so that each holder of shares of Series B Preferred thereafter surrendered for conversion will be entitled to receive the number of shares of common stock that such holder would have owned or have been entitled to receive immediately after such action had such shares of Series B Preferred been converted immediately before such action.

Warrants

Director Warrants

On October 2, 2013, we issued warrants to purchase a total of 42,000 to three of our directors, Salvatore J. Zizza, George W. Schiele and Jean Firstenberg. The warrants began to vest after one year, have an exercise price of $12.50 per share and will expire on October 2, 2018.  Each of these warrant issuances was approved by stockholders at our 2013 Annual Meeting of Stockholders on October 2, 2013.

Retop Warrants

On June 27, 2014, we issued warrants to purchase 33,333 shares of our common stock to Retop Industrial (Hong Kong) Limited (“Retop”) at an exercise price of $8.00 per share, which expire on June 27, 2016.  These warrants were issued in connection with our entry into a Securities Purchase Agreement with Retop, pursuant to which we also issued to Retop 333,333 shares of our common stock, for a total purchase price of $2,000,000.

BFI Warrants

On April 23, 2015, in connection with our entry into a credit agreement with BFI Capital Fund, we issued to BFI Capital Fund a warrant to purchase 10,000 shares of common stock at an exercise price of $12.00 per share.  This warrant expires on April 23, 2020.

Anti-Takeover Effects of Our Certificate of Incorporation

Our Certificate of Incorporation contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock, thus making it less likely that a stockholder will receive a premium on any sale of shares. Our Board is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of our Board. Our Certificate of Incorporation also contains a provision that requires a four-fifths vote on any merger, consolidation or sale of assets with or to an “Interested Person” or “Acquiring Person.”

Additionally, we are authorized to issue 500,000 shares of preferred stock, of which 416,500 shares are designated as “Series A Convertible Preferred Stock” and none of which shares are issued and outstanding as of October 12, 2015. The preferred stock may contain such rights, preferences, privileges and restrictions as may be fixed by our Board, which may adversely affect the voting power or other rights of the holders of common stock or delay, defer or prevent a change in control of the Company, or discourage bids for the common stock at a premium over its market price or otherwise adversely affect the market price of the common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock and for the Series B Preferred is Continental Stock Transfer & Trust Company.

OTC Pink

Our common stock trades on OTC Pink under the symbol “TNLX.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is the opinion of Olshan Frome Wolosky LLP, our Counsel, and sets forth the expected material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of our common stock of the receipt, sale and exercise (or expiration) of the subscription rights acquired through the rights offering and the receipt, ownership and sale of the Series B Preferred shares received upon exercise of the basic subscription right or, if applicable, the over-subscription right.

This summary does not provide a complete analysis of all potential tax considerations.  It applies to you only if you are a U.S. holder, acquire your subscription rights by distribution from Trans-Lux in the rights offering and hold your subscription rights or Series B Preferred shares issued to you upon exercise of the basic subscription right or, if applicable, the over-subscription right as capital assets within the meaning of section 1221 of the Code.  This section does not apply to you if you are not a U.S. holder or if you are a member of a special class of holders subject to special rules, including, without limitation, financial institutions, regulated investment companies, real estate investment trusts, holders who are dealers in securities or foreign currency, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, persons liable for alternative minimum tax, holders who hold such stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, holders whose functional currency is not the U.S. dollar, or holders who received our common stock on which the subscription rights are distributed in satisfaction of our indebtedness or as compensation.  Additionally, this discussion does not address U.S. holders who beneficially own our shares through either a “foreign financial institution” (as such term is defined in Section 1471(d) (4) of the Code) or certain other non-U.S. entities specified in Section 1472 of the Code.

This section is based upon the Code, the Treasury regulations promulgated thereunder, legislative history, judicial authority and published rulings, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS, so as to result in U.S. federal income tax consequences different from those discussed below.  The discussion that follows neither binds the IRS nor precludes the IRS from adopting a position contrary to that expressed in this prospectus, and we cannot assure you that such a contrary position could not be asserted successfully by the IRS or adopted by a court if the position was litigated.  We have not sought, and will not seek, a ruling from the IRS regarding the rights offering or the related issuance of the Series B Preferred.  This summary does not deal with any U.S. federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences, nor does it address any tax considerations to persons other than U.S. holders.

You are a U.S. holder if you are a beneficial owner of subscription rights or Series B Preferred and you are:

•
An individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under section 7701(b) of the Code,

•
A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United Sates, any state thereof or the District of Columbia,

•	An estate whose income is subject to U.S. federal income tax regardless of its source, or

•
A trust (a) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives a distribution of subscription rights or holds the Series B Preferred received upon exercise of the subscription rights or, if applicable, the over-subscription right, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving, selling or exercising the subscription rights and acquiring, holding or disposing of our Series B Preferred shares.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT AND EXERCISE (OR EXPIRATION) OF SUBSCRIPTION RIGHTS AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF THE SERIES B PREFERRED.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

Receipt of the Distribution of Subscription Rights

The U.S. federal income tax consequences of the rights offering will depend on whether the rights offering is considered part of a “disproportionate distribution” within the meaning of Section 305 of the Code.  Your receipt of the distribution of subscription rights in the rights offering will be treated as a nontaxable distribution with respect to your existing common stock for U.S. federal income tax purposes provided that the rights offering is not part of a “disproportionate distribution.”  A “disproportionate distribution” is a distribution or a series of distributions, including deemed distributions, from a corporation that has the effect of the receipt of cash or other property by some stockholders and an increase in the proportionate interest of other stockholders in the corporation’s assets or earnings and profits.  For purposes of the above, “stockholder” includes holders of rights to acquire stock (such as warrants and options) and holders of convertible securities.  The distribution of rights will not result in the receipt by any stockholders of cash or property from the Company.  Further, during the last 36 months, our common stock has been our sole outstanding class of stock, we have not made any distributions of cash or other property on such stock, and we have not had any convertible debt outstanding.  Nor do we currently intend to issue another class of stock (other than the Series B Preferred) or convertible debt or pay any dividends except with respect to the Series B Preferred.  Accordingly, we believe and intend to take the position, and the following discussion assumes (unless explicitly stated otherwise), that the subscription rights issued in the rights offering are not part of a “disproportionate distribution” and, thus, we will not treat the distribution of the subscription rights to you as a dividend of our earnings and profits that is taxable to you for U.S. federal income tax purposes.  However, the disproportionate distribution tax rules are complicated, the determination is highly dependent on the existence or non-existence of certain facts and the interpretation of such facts or absence thereof, and, as a result, their application is uncertain.  Further, the determination of whether the distribution of the rights results in the receipt of a dividend depends, in part, on the presence of certain facts and the determination of whether such facts exist cannot be made until the close of our taxable year.  Finally, it is possible that the IRS, which is not bound by our determination, could challenge our position.  For a discussion of the U.S. federal income tax consequences to you if the rights offering were to be considered part of a disproportionate distribution, see “Consequences if the Rights Offering Is Considered Part of a Disproportionate Distribution” below.

EACH HOLDER OF SUBSCRIPTION RIGHTS SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE DISTRIBUTION, EXERCISE (OR EXPIRATION), OR DISPOSITION OF SUBSCRIPTION RIGHTS, INCLUDING WHETHER THE RIGHTS OFFERING WERE TAXABLE AS A “DISPROPORTIONATE DISTRIBUTION” WITHIN THE MEANING OF CODE SECTION 305.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights distributed to you is less than 15% of the fair market value of your common stock on the date you receive your subscription rights, your subscription rights will be allocated a zero tax basis for U.S. federal income tax purposes, unless you elect to allocate tax basis between your existing common stock and your subscription rights in proportion to their relative fair market values determined on the date you receive your subscription rights.  If you choose to allocate tax basis between your existing common stock and your subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive your subscription rights.  Such an election is irrevocable.

If the fair market value of the subscription rights distributed to you is 15% or more of the fair market value of your existing common stock on the date you receive your subscription rights, you must allocate your tax basis in your existing common stock between your existing common stock and your subscription rights in proportion to their relative fair market values determined on the date you receive your subscription rights.

The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of that fair market value.  In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period in the subscription rights will include your holding period in the shares of common stock with respect to which the subscription rights were distributed.

Exercise and Expiration of the Subscription Rights

You will not recognize any gain or loss upon the exercise of subscription rights distributed to you in the rights offering, and the tax basis of the shares of our Series B Preferred acquired through exercise of the subscription rights will equal the sum of the subscription price for the shares plus your tax basis, if any, in the subscription rights.  The holding period for the shares of Series B Preferred acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

If you allow subscription rights received in the rights offering to expire, you will not recognize any gain or loss upon that expiration.  If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering.

If you exercise a subscription right distributed to you in the rights offering after disposing of the share of our common stock with respect to which such subscription right is received, certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of tax basis between the common stock previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the impact of such allocation on the tax basis of Series B Preferred acquired through the exercise of the subscription right. If you exercise a subscription right distributed to you in the rights offering after disposing of the common stock with respect to which the subscription right is received, you should consult your tax advisor as to these uncertainties.

Consequences if the Rights Offering Is Considered Part of a Disproportionate Distribution

If the rights offering is part of a “disproportionate distribution” within the meaning of Section 305 of the Code, the distribution of subscription rights would be treated as a distribution with respect to your underlying common stock equal to the fair market value of the subscription rights you received and would be taxable to you as a dividend to the extent that such fair market value is allocable to our current or accumulated earnings and profits for the taxable year in which the subscription rights are distributed. We cannot determine, before the consummation of the rights offering, the extent to which we will have sufficient current and accumulated earnings and profits to cause any distribution to be treated as a dividend.  Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates subject to any applicable dividends-received deduction.  Subject to the discussion of the “unearned income Medicare contribution tax” set forth below (see below, “Additional Medicare Tax on Net Investment Income”), dividends received by noncorporate holders of our common stock are taxed at preferential rates provided that the holder meets applicable holding period and other requirements.  Any such distribution in excess of our current and accumulated earnings and profits would be treated first as a tax-free return of your basis in our common stock and thereafter as gain from the sale or exchange of your common stock.  Regardless of whether the distribution of subscription rights is treated as a dividend, as a tax-free return of basis or as gain from the sale or exchange of our common stock, your tax basis in the subscription rights you receive will be their fair market value.

If the receipt of subscription rights is taxable to you as described in the previous paragraph and you allow subscription rights received in the rights offering to expire, you will recognize a capital loss equal to your tax basis in the expired subscription rights.  Your ability to use any capital loss is subject to certain limitations.  You will not recognize any gain or loss upon the exercise of the subscription rights, and the tax basis of the shares of Series B Preferred acquired through exercise of the subscription rights will equal the sum of the subscription price for the shares and your tax basis in the subscription rights.  The holding period for the shares of Series B Preferred acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

Ownership and Disposition of Series B Preferred

Distributions on Series B Preferred

Cash distributions on Series B Preferred will be dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, and will be taxable as ordinary income, although possibly at reduced rates as discussed below.  To the extent that the amount of any distribution paid with respect to Series B Preferred exceeds our current or accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital to the extent of your adjusted tax basis in the Series B Preferred and then as capital gain.

If we make a distribution on Series B Preferred in the form of additional shares of our common stock, such distribution will be tax-free under Section 305 of the Code.  Such a stock distribution will not be tax-free, however, if one or more of the following exceptions apply: (1) at the election of any holder, the distribution can be paid in cash or other property instead of stock; (2) the result of the distribution is that some stockholders receive cash or other property while other stockholders increase their interest in the earnings or assets of the corporation (a disproportionate distribution, as discussed above); (3) the distribution is a distribution on preferred stock; or (4) the distribution is payable in convertible preferred stock, unless we can establish that the distribution will not have the effect listed in clause (2) above. The exception described in clause (3) above does not apply to “participating preferred stock.”  Participating preferred stock is stock that participates in corporate growth to any significant extent (disregarding conversion privileges).  A right to participate in corporate growth that lacks substance (i.e., as to which it is reasonable to anticipate at the time of the distribution that there is little or no likelihood of participating beyond a fixed preferential return) will not be respected.  Generally, stock which enjoys a priority as to dividends and on liquidation and is entitled to participate, over and above such priority, with another less privileged class of stock in earnings and profits upon liquidation, would be treated as participating preferred stock for purposes of Section 305 of the Code.  Our Series B Preferred has a priority as to dividends and has the right to participate, over and above its preference amount, in any liquidation proceeds along with our common stock on an as-converted basis (see “Description of Capital Stock — Series B Convertible Preferred Stock — Liquidation Preference”).  Based on the foregoing, we currently intend to treat the Series B Preferred as participating preferred stock for purposes of Section 305 of the Code.  There is no assurance, however, that the IRS or the courts will not take a contrary position.  In general, you are bound by our determination, unless you explicitly disclose that you are taking a contrary position in a statement attached to your timely filed tax return for the taxable year in which you acquire the stock.

If our Series B Preferred is treated as participating preferred stock and no other exceptions apply at the time of the stock distribution, such stock distribution will be tax-free to you.  Your tax basis in the shares received will be allocated between the Series B Preferred and the additional common stock distributed based on their relative fair market values on the date of distribution.  Your holding period for such additional common stock will include the period during which the Series B Preferred was held before the stock distribution.

If, contrary to our position, our Series B Preferred is treated as non-participating preferred stock or another exception to tax-free treatment applies, a distribution in the form of additional shares of our common stock will be taxable for United States federal income tax purposes in the same manner as cash distributions described in the first paragraph above.  Such an exception could apply, for example, if cash dividends paid on our common stock were associated with a stock distribution on the Series B Preferred, resulting in a disproportionate distribution.  The amount of such distribution will be equal to the fair market value of the additional common stock on the date of the distribution.  Your tax basis in such additional common stock will equal the fair market value of the additional common stock on the distribution date, and your holding period for such additional common stock will begin on the day following the distribution date.

Distributions on Series B Preferred taxable as dividends received by corporate U.S. holders will be eligible for the dividends received deduction, subject to various conditions and limitations.  Subject to certain exceptions for short-term and hedged positions and provided that certain holding period and other requirements are met, distributions constituting “qualified dividend income” received by non-corporate U.S. holders in respect of Series B Preferred are currently subject to a reduced maximum tax rate of 20% plus the additional Medicare tax on net investment income described below under “— Additional Medicare Tax on Net Investment Income,” if applicable.

You should consult your own tax advisor regarding the availability of the reduced dividend tax rate or the dividends received deduction in light of your particular circumstances.

Conversion of the Preferred Stock into Common Stock

You will not recognize gain or loss on the receipt of common stock upon the conversion of Series B Preferred.  However, if the conversion takes place when there is a dividend arrearage on the Series B Preferred and the fair market value of the common stock exceeds the issue price of the Series B Preferred, the common stock received in respect of such dividend arrearage may be treated as a dividend distribution as described above under “—Distributions on Series B Preferred.”  In addition, if the conversion is pursuant to a plan to periodically increase your proportionate interest in our assets or earnings and profits, a portion of the common stock received may be treated as a dividend distribution as described above under “—Distributions on Series B Preferred.”  Assuming the conversion is not pursuant to any such plan and no dividend arrearage exists, your tax basis in the common stock received upon conversion will equal your tax basis in the Series B Preferred converted.  The holding period of the common stock received upon conversion will include the period during which the Series B Preferred converted was held prior to conversion.

Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

Adjustment of the Conversion Price

Under Treasury Regulations promulgated under Section 305 of the Code, an adjustment to the conversion price of convertible preferred stock may result in a constructive stock distribution (includable in income in the manner described above under “—Distributions on Series B Preferred”) with respect to such preferred stock to the extent such adjustment increases the proportionate interest of the holders of such stock in the issuer’s earnings and profits.  For example, an increase in the conversion ratio to reflect a taxable dividend to holders of common stock will give rise to a deemed taxable dividend to the holders of preferred stock to the extent of the issuer’s current or accumulated earnings and profits.  However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interest of a holder of the preferred stock will not be considered to result in a constructive distribution.  The conversion price of Series B Preferred is subject to adjustment under certain circumstances (see “Series B Convertible Preferred Stock – Conversion Price Adjustment”).  Such circumstances should constitute bona fide reasonable anti-dilution provisions and should not result in constructive distributions.  A failure to make an adjustment to the conversion price of the Series B Preferred to reflect a stock dividend or similar event that increases that proportionate interest of the holders of our common stock could in some circumstances give rise to constructive distributions to such holders.  Accordingly, under certain circumstances, you may recognize income in the event of a constructive distribution even though you may not receive any additional cash or property.

Sale or Other Disposition

A sale, exchange, or other disposition of the Series B Preferred (other than a conversion into common stock) will result in gain or loss equal to the difference between the amount realized upon the disposition (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described above to you if you have not previously included such dividends in income) and your adjusted tax basis in the Series B Preferred.  The gain or loss will be long-term capital gain or loss if you held the Series B Preferred more than one year at the time of sale, exchange, or other disposition.  Under current law, long-term capital gains of individuals, estates, and trusts are subject to a reduced maximum tax rate of 20% plus the additional Medicare tax on net investment income described below under “— Additional Medicare Tax on Net Investment Income,” if applicable.

Additional Medicare Tax on Net Investment Income

An additional 3.8% tax is imposed on the net investment income of certain U.S. citizens and residents, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Code Section 7701(b), and on the undistributed net investment income of certain estates and trusts. Among other items, net investment income includes gross income from dividends on and net gain from the disposition of the Series B Preferred less certain deductions. You should consult your tax advisor with respect to this additional tax.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of Series B Preferred acquired through the exercise of subscription rights.  Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person.  Backup withholding is not an additional tax.  Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  You may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.  Certain persons are exempt from backup withholding, including corporations and financial institutions.  For additional information regarding the backup withholding requirements with respect to any payments relating to Series B Preferred acquired through the exercise of subscription rights, see the instructions to IRS Form W-9 in the materials delivered to you with this prospectus.  You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Tax Consequences to the Company

As of December 31, 2014, we had NOLs of approximately $10.4 million for U.S. federal income tax purposes. Under the Code, an “ownership change” with respect to a corporation could limit the amount of pre-ownership change NOLs and certain other tax assets that the corporation may utilize after the ownership change to offset future taxable income, possibly reducing the amount of cash available to the corporation to satisfy its obligations. An ownership change would occur if the aggregate stock ownership of beneficial owners of at least 5% of our stock increases by more than 50 percentage points over the preceding three-year period. Because not all stockholders may exercise their basic subscription rights in full, the purchase of shares of our Series B Preferred and the subsequent conversion of the Series B Preferred into shares of our common stock could result in a shift in this beneficial ownership that could trigger an ownership change with respect to our stock.

If there is an ownership change with respect to our stock, the amount of annual limitation on the utilization of our pre-ownership-change NOLs and certain other tax assets generally would be equal to the value of our stock immediately before the ownership change multiplied by the applicable adjusted federal long-term tax-exempt rate. We have not determined whether the rights offering would constitute an ownership change under the Code. If all stockholders do not exercise their basic subscription rights in full, the rights offering may result in limitations on our ability to utilize our NOLs going forward.

LEGAL MATTERS

The validity of the rights and the shares of Series B Preferred offered by this prospectus have been passed upon for us by Olshan Frome Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022.

EXPERTS

The financial statements as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information contained in documents we file with it, which means that we can disclose important information to you by referring you to those documents already on file with the SEC that contain that information.  The information incorporated by reference is considered to be part of this prospectus.  The following documents, which have been filed with the SEC pursuant to the Exchange Act, are incorporated by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on April 2, 2015;

•
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 15, 2015, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 13, 2015;

•	our Proxy Statement for our 2015 Annual Meeting of Stockholders, filed with the SEC on May 29, 2015; and

•	our Current Reports on Form 8-K filed with the SEC on April 29, 2015, July 6, 2015, September 15, 2015, October 1, 2015 and October 14, 2015.

You may request copies of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at:

Trans-Lux Corporation
445 Park Avenue, Suite 2001
New York, NY 10022
(800) 243-5544
Attention: Investor Relations

AVAILABLE INFORMATION

We file periodic reports, proxy statements and other information with the SEC.  Our filings are available to the public over the Internet at the SEC’s web site at www.sec.gov.  You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549.  You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.  In addition, we make available, without charge, on the Investor Relations section of our website, www.Trans-Lux.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these filings, if any. Except as otherwise specified herein, information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.  We will also provide you with a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus or the registration statement of which it is a part upon written or oral request, and at no cost to you.  If you would like to request any reports or documents from the Company, please contact our Investor Relations Department at Trans-Lux Corporation, 445 Park Avenue, Suite 2001, New York, NY 10022, and (800) 243-5544.

1,672,589 Subscription Rights to Purchase Shares of Series B Convertible Preferred Stock at $200.00 per Share
50,684 Shares of Series B Convertible Preferred Stock
1,196,143 Shares of Common Stock

PROSPECTUS
October 14, 2015